# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

## FORM 10-SB

## GENERAL FORM FOR THE REGISTRATION OF
## SECURITIES OF SMALL BUSINESS ISSUERS
### Under Section 12(b) or (g) of The Securities Exchange Act of 1934

## MEDVISION CAPITAL CORPORATION
(Name of Small Business Issuers in its charter)

| | |
|---|---|
| Delaware | 51-0443074 |
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |

| | |
|---|---|
| 2000 Hamilton Street, #520 | |
| Philadelphia, Pennsylvania | 19130-3883 |
| (Address of principal executive offices) | (Zip Code) |

Issuer's telephone number (215) 893-3662

Securities to be registered pursuant to Section 12(b) of the Act.

| Title of each class | Name of each exchange on which registered |
|---|---|
| _____ | _____ |

Securities to be registered pursuant to Section 12(g) of the Act.

Common Stock, $0.001 par value per share
(Title of Class)

**MEDVISION CAPITAL CORPORATION**
**FORM 10-SB**


**TABLE OF CONTENTS**

## ITEM 1. DESCRIPTION OF BUSINESS.

**Business Development**

Medvision Capital Corporation was incorporated in the State of Delaware on January 3, 2003. All of our operations to date have been related to the formation of our business. We currently have minimal assets, no revenues and no operating history. Our ability to commence operations and successfully implement our business plan depends on us obtaining adequate financial resources, which cannot be assured.

We were formed to acquire healthcare receivables. An example of a healthcare receivable would be the accounts receivable of a doctor's office, or amounts owed to a doctor's office by its patients and their insurance companies for medical services performed by the doctor. We intend to acquire these healthcare receivables at a discount to the face amount of the receivable, or an amount that is less than what we believe to be the fully collectable amount of the receivable. We will then attempt to collect the full face amount of the receivable and retain any profit resulting from the difference, or a predetermined rate of profit.

Our objective is to successfully operate a healthcare receivable financing business for a profit. However, since we have not yet begun to actively operate our business, we can not assure you that we will achieve this objective.

We have never declared bankruptcy or been in receivership, and have never been involved in any legal action or proceedings whatsoever. Since becoming incorporated, we have not made any significant purchases or sale of assets, nor have we been involved in any mergers, acquisitions or consolidations.

Our address is at 2000 Hamilton Street, #520, Philadelphia, PA 19130-3883. Our telephone and facsimile number is (215) 893-3662. Our registered statutory office is located at 25 Greystone Manor, Lewes, DE 19958. Our fiscal year end is December 31.

**In General - The Company**

Our business plan is to purchase healthcare provider accounts receivables at a discount to the face amount of the receivable. We will then attempt to collect 100% of the account balance. The receivables generally will be purchased from healthcare providers and other similar businesses, which we refer to in this prospectus as our "sellers" or "providers." We will rely on our officers and employees to provide the services required for the purchase, monitoring and administration of the receivables, like marketing, servicing, underwriting and acquisition services.

Our receivable purchases will generally be limited to those having payors like:

- Medicare;
- Medicaid;
- other governmental agencies like Civilian Health and Medical Program of the Uniform Services ("CHAMPUS");
- commercial insurance companies;
- casualty insurers; and
- managed care providers, preferred provider organizations and self-insured companies.

We will only purchase the insured portion of an account receivable generated from patient services rendered by healthcare providers that meet the financial requirements and underwriting standards that we will establish and which will be designed to limit any losses on the purchase of receivables. This will include limitations on the amount of receivables purchased from any one provider.

We will establish credit criteria which is similar to that used by other similar lending institutions. We will review the relevant operating, historical and financial data of prospective providers to assess the financial risk involved in purchasing those prospective providers' healthcare receivables. The insured portion represents an obligation of third-party insurance companies, large corporations, state or federal government agencies, preferred provider organizations or health maintenance organizations. We will not purchase any portion of receivables that are "self-pay." Self-pay relates to the portion of the receivable to be paid by an individual patient.

**Industry Background**

While the healthcare industry remains a major factor in the United States economy, we believe that recent changes in the economics of healthcare delivery have increased the demand for financing services of the type to be offered by our company. Due to the pressure from health insurance companies, corporations and government agencies to control healthcare costs, a trend toward managed care has emerged. We believe the shift to managed care, coupled with the increasingly complicated reimbursement procedures implemented by payors of healthcare receivables, has made billing collection more difficult and time consuming, with collection time for healthcare receivables running 60 to 90 days or more, which presents financial problems for many providers. Consequently, healthcare providers experience a substantially increased need for immediate cash flow to support not only daily operational expenses, but the additional billing and collection services expense.

In order to improve collection efficiency, healthcare providers are forced to either out-source billing and collection or hire a number of highly skilled employees solely for these tasks. Despite these efforts, many providers often incur a significant loss due to their inability to effectively process large amounts of claim information in a timely manner. With payor reimbursement arrangements requiring increasingly more complex and lengthy procedures, the providers' revenue collection departments have become less

4

able to timely process the claims due to their limited capacity. Improperly or incompletely submitted information results in payment delays.

Consequently, we believe a serious administrative and cash flow management problem exists for many healthcare providers. They are faced with numerous expenses ranging from equipment and facility costs to payroll and liability insurance fees. In the new managed care environment, healthcare providers are forced to become more efficient business operators in order to remain profitable. The consequences of a provider's inability or unwillingness to adapt to these changes by using more sophisticated revenue collection systems causes a shift in financial risk for providing healthcare from the payor to the provider.

We believe these providers have an increased need for predictable cash flow.

Businesses generally utilize working capital or accounts receivable financing to bridge the shortfall between the turnover of current assets and the maturity of current liabilities. A business will often experience this shortfall during periods of revenue growth because cash flow from new revenues lags behind cash outlays required to produce new revenues. For example, a growing labor intensive business will often need to fund payroll obligations before payments are received on new services provided or products produced. We believe that many healthcare providers have rapidly expanding businesses, and therefore require accounts receivable financing to fund their growth.

As a result of these developments, we believe financing or sale of healthcare receivables has become a more efficient solution to meet the cash flow needs of today's healthcare providers.

**Our Business Strategy**

Banks, commercial finance companies, factors and various smaller financing companies provide financing through the purchase of receivables. We believe these lenders typically have been less willing to provide financing to smaller healthcare providers of the types we intend to serve and that a substantial market demand exists for our services.

Target Providers. We intend to offer financing to medium and smaller hospitals, other healthcare providers and durable medical equipment distributors that generally do not produce receivables at a high enough level to attract large financial institutions, by purchasing their receivables. We believe there is less competition for the financing business of these smaller providers. Initially, our primary marketing strategy will focus on the purchase of receivables from:

- physician groups consisting of two to six doctors;
- home healthcare facilities;
- durable medical equipment distributors;
- medical staffing companies;

- radiology and diagnostic medical facilities;
- medical testing facilities; and
- other healthcare businesses and related businesses which we determine through the underwriting process to have low risk.

We intend to target those providers with billings of $20,000 to $200,000 per month. We believe fee-for-service practitioners are a good type of client due to the relatively small nature of their business and the manner in which they are paid. Fee-for-service practitioners are practitioners that bill for healthcare services using a retail billing rate for the services provided. They are then paid by the insurance companies based on medical fee schedules established by the insurance industry. These healthcare practitioners usually have two to six practitioners in one office. We believe their billing is relatively easy to monitor and purchase, and believe their payment pattern will be best suited for our business. The other healthcare businesses with which we intend to deal are primarily small hospitals, skilled nursing facilities, home health agencies and medical clinics.

Target Geographical Areas. We intend to initially target fee-for-service practitioners and other healthcare businesses in Philadelphia, Pennsylvania as well as suburban areas.

Obtaining Providers. We generally will have four potential sources for developing and locating the healthcare provider base from which we will acquire receivables:

- referrals from banks and other financial institutions,
- referrals from independent financing brokers and insurance agents,
- advertising and public relations, and
- sales and marketing personnel.

Banks are continually approached by medical groups for financing. In addition, trust departments, brokerage firms and investment advisers are regularly asked by their provider clients where financing might be obtained. Banks and institutions may refer providers to us in those cases where the institution is unwilling or unable to provide financing for its client. Such a referral will provide the institution with the continued goodwill of its client since the institution will be providing assistance to the client by the referral even if it will not finance the client directly. There can be no assurance that we will receive any such referrals.

We believe a rapidly growing community of independent brokers exists that arranges financing specific to the healthcare industry. These brokers refer providers to different lending institutions for a fee. These brokers assist in locating receivables available for purchase from smaller providers that typically cannot find traditional financing because of their small size.

Independent loan brokers act as middle men between potential sellers and potential purchasers of healthcare receivables. They do not generally purchase receivables for their own account. Such brokers generally receive compensation of 10% of profits realized from their activities. The services of such brokers provide valuable marketing to a new company such as MedVision Capital Corporation in entering the healthcare receivables finance market. Since our marketing activities in the initial stages will be limited due to our limited amount of working capital, we believe that working with loan brokers will enable us to reach more potential customers than we could reach directly.

**Receivables Acquisition Process**

When we identify a healthcare provider or other seller who we may purchase receivables from, we will generally seek to enter into a receivables purchase agreement with that provider. This agreement will give us the right of first refusal to purchase all receivables from that seller either weekly, bi-weekly, semi-monthly or monthly, generally for a period of one year. The terms of the agreement will not require us to purchase any particular amount of receivables from any provider.

Approval of Providers And Other Sellers. Generally, we will purchase healthcare and other receivables directly from the seller after the seller and the receivables have met a set of criteria for the selection of the prospective sellers and guidelines for the receivables that will qualify for purchase.

Underwriting Policies. In order to avoid purchasing healthcare receivables which may be difficult or impossible to collect due to problems such as improper activities by healthcare providers and delivery of services not covered by patients' insurance, we will undertake due diligence and establish criteria which will govern the acceptable healthcare providers for our receivables financing services. Such criteria will include, but not be limited to the following:

- credit report and financial statements of the healthcare provider
- search for liens filed under the Uniform Commercial Code
- review of legal status of the provider with the Secretary of State
- conduct on-site visual inspection of medical and billing facilities
- review tax returns of providers
- review billing procedures and collection efforts
- phone verification of insurance coverage for services rendered by the medical provider
- review receivable aging reports
- review copies of contracts with payors such as health maintenance organizations
- review good standing of providers with Medicare and Medicaid and insurers
- credit report for and financial statements of individual guarantors

- criminal background check for individuals involved in management of providers

The purpose of the foregoing is to determine that the healthcare providers from which we purchase receivables:

- are in good standing with payors such as health maintenance organizations, private insurers and government payors;
- that the provider has a reasonable credit history
- that the provider has a satisfactory record of collecting its receivables
- that the management of the provider has no unacceptable credit or criminal matters
- that the provider has the ability to pay its obligations

To the extent that the underwriting criteria that we establish do not allow us to avoid purchase of receivables which are objected to by the payor, we may experience losses in our healthcare finance receivable business.

Since we have not yet begun operating our healthcare receivable financing business investors will not be able to judge the adequacy of the underwriting criteria which we will establish.

Credit Risk Management. The possible insolvency or loss of funding of an individual third-party payor is a significant risk to our business. In order to minimize this risk, we will impose restrictions on the amount of receivables that can be purchased from any individual third-party payor, within each provider and within the total loan portfolio. We will constantly review industry rating agency reports and industry journals and articles in order to gain any foreknowledge of possible financial problems of any third-party payors.

A credit report will be obtained from an appropriate credit agency on each prospective provider and its principals and any medical personnel with any ownership interest. The provider must be creditworthy, and any negative credit comments must be explained and documented to our satisfaction. Prospective providers will be required to provide favorable bank references. A UCC-1 Financing Statement search will be performed to determine that there are no present liens against the receivables of the prospective provider. If any receivable liens do exist, the liens must be paid off before, or as part of, the initial purchasing or funding of any receivables.

Purchase Of Receivables. Our purchase agreement with a provider will require that we have the right of first refusal on all of the provider's receivables on a regular-interval basis, generally for one year.

Receivables Characteristics. In some cases, we may purchase receivables that are more than 90 days old, depending on the analysis of the receivable. The age for any receivable is the number of days elapsed since its billing date to the payor of the receivable. We will buy receivables with the goal that the average age of receivables in our portfolio generally will not exceed 180 days. We will have the sole discretion as to which receivables we will purchase. We will reserve the right to disqualify some categories, or some payors, of receivables for purchase at our discretion.

When acquiring receivables, we will only purchase receivables that are to be paid by:

- an insurance carrier;
- an approved HMO;
- an approved government agency;
- an approved institutional facility;
- a self-insured employer; or
- an other entity which meets our financial standards.

Except for government agencies, we will limit the portion of our portfolio of receivables that are payable by a single payor to 15%. We also will ensure that at any given time no more than 50% of our total outstanding investment portfolio of receivables, in the aggregate, will be from Medicare and Medicaid payors. Because Medicare and Medicaid claims are submitted electronically, the turnaround time for payment is about 30 days. It is for this reason we will accept higher amounts of these receivables than from traditional commercial insurance carriers.

Pricing Receivables For Purchase. Once a seller has met the criteria and agreed to the requirements, we will begin the process of selecting and pricing the receivables for purchase. One of the most important aspects of the selection process, and the due diligence procedure performed on prospective providers, involves an analysis of a provider's historical receivables and collections records to evaluate the receivables likely to be paid within a defined collection period.

Our purchase price paid for healthcare and other receivables will be based on a percentage of the face value of the receivable. To determine the purchase price, the face value will be reduced first by the amount of any patient co-payment and any amounts in excess of what the payor has historically paid for the procedure giving rise to the receivable. The resulting amount will then be further reduced by considering other factors that influence the amount which is likely to be collected under the receivable, including the historical collection experience of the provider, amount of reserves held for that provider and overall experience in purchasing and collection of receivables from a provider. The resulting number will be the estimate of the net collectible value of the receivable, or the estimated net receivable.

Reserve Account. We will purchase the receivables at a price equal to the estimated net receivable. Only a portion of the purchase price, not exceeding 90% of the estimated net receivable, will be paid to the seller immediately. A portion of the purchase price not immediately paid will be allocated to a reserve account for that provider. We will retain the remainder of the unpaid purchase price as our fee.

The purpose for establishing a reserve account is to have protection against losses due to uncollected receivables. Withholding a portion of the purchase price is easier to exercise than attempting to require the replacement of an uncollected receivable or otherwise seeking enforcement of the receivables purchase agreement. If a purchased receivable becomes outstanding for over 180 days, we may, at our option:

- offset the amount actually paid to the seller for the receivable against the seller's reserve account;
- offset the amounts due to the seller from the purchase of other batches of receivables;
- require the seller to replace the uncollected receivables with additional receivables; or
- exercise our rights under a guarantee from the seller, if any.

If a receivable is collected at a later date, the reserve account will be credited by the amount of the collection up to the amount that was previously offset. Any time the amount collected with respect to a receivable is less than the amount invoiced, the difference will be offset against the reserve account. If the receivables purchase agreement is terminated, any remaining balance in a seller's reserve account will be returned to the seller after the payment of any advances made by us, and any interest and fees due have been paid.

The amount of the reserve account will generally range from 10% to 25% of the estimated net receivable. A seller is paid the amount allocated to its reserve account only when the amount exceeds a negotiated percentage, usually 25%, of all of the receivables purchased from the seller that are outstanding at any one time. From time to time a reserve accounting will be made to the seller. When warranted by this accounting, any excess in the reserve account will be paid to the seller within 15 days of the accounting. Any amount paid on a batch of receivables in excess of the estimated net receivable is allocated as a credit to the seller's reserve account.

An adjustment may be made if the seller's reserve account balance falls below 5% of the outstanding uncollected receivables balance for that seller. The adjustment is typically made to the estimated net receivable percentage. This adjustment effectively reduces the percentage of cash immediately paid to the provider when future receivables are purchased. For example, a provider may be initially paid 85% of the estimated net receivable immediately when a receivable is purchased from that provider. If that seller's reserve account balance falls below 5% of the outstanding receivables balance and requires an adjustment, the provider may only be paid 80% of the estimated net receivable at the time of purchase for future receivable purchases. In this example, in addition to the normal allocation to the reserve account, an additional 5% of the estimated net receivable would be allocated to the reserve account for all future purchases. This adjustment, in effect, increases the amount allocated to the reserve account on each future purchase.

Lock Box And Collections.  As required under the receivables purchase agreements established for each seller, all proceeds from the collection of the purchased receivables are required to be paid to a lock box account.  A lock box account is a post office box, called a lock box, established by the bank that processes the payments.  Payments are sent directly to these lock boxes.  Therefore, the third-party payor payments of receivables will not go to the seller, but rather will be sent to the appropriate lock box.  When a seller enters into a receivables purchase agreement, a notice of change in mailing address is sent to all payors of the receivables that are being purchased.  The notice will instruct the payors to deliver all payments to the appropriate lock box account.  Each lock box is established and functions solely to receive payments.  When payments are sent to the lock box, the lock box processing bank deposits the payment into a lock box account with that bank.

Separate lock box accounts will be established for each seller.  Receivables due and owing from government programs are subject to laws and regulations not applicable to commercial payors.  Except in limited cases, Medicare and Medicaid laws and regulations provide that payments for services rendered under government programs can only be made to the healthcare provider that has rendered the services.  Therefore, each seller will have a lock box for non-government collections and a separate lock box for government collections, like Medicare, Medicaid, CHAMPUS, etc.  The lock box account will be in the name of both the seller and MedVision Capital Corporation for the government collections, and another will be in the name of MedVision Capital Corporation for the non-government collections.  The bank lock box proceeds are maintained in a zero balance account which will be swept daily by each bank maintaining a lock box account to the cash concentration account that is under the control of MedVision Capital Corporation.

Weekly reports of purchased receivables are generated on a seller by seller basis.  These reports provide currently updated accounts receivable agings and other valuable portfolio information, including claim denial trends and collections performance.  Copies of these weekly reports are sent to our executive offices and the payment and aging update reports are sent to each seller.

Servicing of Receivables.  Once a receivable is purchased we will regularly run reports showing receipts from the account receivable purchased from each medical provider. These reports will show the progress of collections being paid. If the reports show a delay in payments, we will call the payor to determine the reason for the delay. If a purchased receivable is rejected by a payor or becomes outstanding for over 20 days, we will take appropriate action which may include:

- offset the amount actually paid to the seller for the receivable against the seller's reserve account.
- offset the amounts due to the seller from the purchase of other batches of receivables
- require the seller to replace the uncollected receivables with additional receivables; or

-       exercise our rights under a guarantee from the seller, if any.

Third party payors will generally pay within a 30-day to 120-day period. MedVision discounts its fees from funding to the medical provider on the purchase of the receivables. MedVision's profits are derived at funding from the purchase of the medical receivables.

**Credit Loss Policy**

We will regularly review our outstanding healthcare receivables to determine the adequacy of our allowance for losses on receivables.  We will maintain the allowance for losses on receivables at an amount estimated to be sufficient to absorb future losses, net of recoveries, inherent in the healthcare receivables.  In evaluating the adequacy of the allowance, we will consider factors like trends in healthcare sub-markets, past-due accounts, historical charge-off and recovery rates, credit risk indicators, economic conditions, on-going credit evaluations, overall portfolio size, average seller balances, reserve account balances, real estate collateral valuations, if any, and underwriting policies.  However, many of these considerations involve the significant use of estimates and are subject to rapid changes which may be unforeseen and could result in immediate increased losses and material adjustments to the allowance or actual losses.

To the extent that we may deem specific healthcare receivables to be wholly or partially uncollectable, we will establish a specific loss reserve equal to that amount.  We have not established an allowance for losses because we are a newly formed company. There can be no assurance that any allowance established in the future will be adequate to cover any losses we may experience.  We expect to use a general guideline for credit loss allowances of 2% of outstanding debt at the time of reporting.  However, this guideline will be adjusted to reflect the performance of each individual client.

Because we are likely to collect more than the amount initially paid to the seller of the receivable, the portion of the purchase price that has been withheld represents a reserve, or additional security, for the collection of the amounts due under all of the receivables from that seller.  The amount of the holdback of a portion of the receivables' purchase price that does not represent a yield to us upon collection of the receivable is allocated to the reserve account of that seller.  In some cases, some or all of the balance of a reserve account can be returned to the seller.  If a receivable is in default, we will take measures to recover the purchase price.  These measures include reducing the sellers' balance in its reserve account, seeking replacement of the receivable from the seller, or enforcing corporate or personal guarantees given by the seller, if any.

**Title To Receivables**

We believe that the receivables purchase transactions we will enter into will be "true sales" and the purchased receivables will be owned by us.  However, the purchase of a receivable might be characterized as a secured financing, or a loan secured by the receivables.  Therefore, we will also take a security interest in each receivable purchased and will file a UCC-1 financing statement covering the receivables. If it is determined that a true sale of the receivable has not occurred, we may be able to foreclose on the receivable or the proceeds of the receivable as security for the amount paid for the receivable.

**Competition**

We expect to encounter significant competition in our healthcare finance business from numerous commercial banks, diversified finance companies, secured lenders and specialty healthcare finance companies. In addition, healthcare providers often seek alternative sources of financing from a number of sources, including venture capital firms, small business investment companies, suppliers and individuals. As a result, we will compete with a significant number of local and regional sources of financing and several large national competitors. Many of these competitors have greater financial and other resources than we do and may have significantly lower costs of funds. Competition can take many forms, including the pricing of the financing, transaction structuring, like the use of securitization vs. portfolio lending, timeliness and responsiveness in processing a client's financing application and customer service. Although many of our competitors have focused their business on large hospitals and clinics and generally prefer to buy receivables in multi-million dollar denominations, typically with a lower profit margin, these competitors could enter our target markets more aggressively in the future.

**Government Regulation**

Our healthcare financing business may be subject to federal and state regulation and supervision. Currently, there are no regulations that require us to obtain specific licenses or approvals, other than those applicable to businesses in general, to be able to purchase receivables in the State of Pennsylvania and New Jersey. We will continually research and monitor regulations and will apply for the appropriate licenses if regulations change and require us to be licensed to perform our business in any particular state in which we may operate.

Our business will be affected by our inability to directly collect receivables under government programs and the right of payors under these programs to offset against unrelated receivables. Our healthcare receivables purchase business will also be indirectly affected by healthcare regulation to the extent that any of our sellers' failures to comply with the applicable regulations affect our ability to collect their receivables.

**Employees**

As of the date of this registration statement, we employed no full-time employees. All activities to date have been undertaken by our sole officer and director. We anticipate that we will begin hiring employees as needed to support our entry into the healthcare receivable financing business.

## ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

### Plan of Operations-In General

Our primary focus over the course of the next 12 months will be concentrated on building a portfolio of healthcare receivables purchased from healthcare providers. Generally, we will limit our purchase of healthcare receivables to obligations of commercial insurance carriers, health maintenance organizations and debts guaranteed by a state or the United States government, including Medicare and Medicaid.

We were recently formed and all activity to date has been related to our formation of our business, formulation of our business plan and raising additional equity financing. Our ability to commence our proposed business operations depends upon our obtaining adequate financial resources additional equity financing. As of the date of this registration statement, we had not incurred any material costs or expenses other than those associated with the formation of our company and the preparation of our registration statements for filing with the SEC.

We believe that we require a minimum of $250,000 of available capital to begin purchasing healthcare receivables. If we are not able to raise additional equity capital, we will continue operating in the developmental stage, in which event we believe we have adequate cash on hand for approximately 24 months.

Our officers will provide daily management of our company, including marketing, administration, financial management, underwriting, purchase and collection of receivables. We will also engage other employees and service organizations to provide needed services as the need for them arise. These could include services such as computer systems, marketing, cash management, collections, accounting, and administration.

There can be no assurance that we will be able to successfully purchase any healthcare receivables. If our initial operations indicate that our business can fulfill a demand for the purchase of healthcare receivables on a basis which will lead to establishment of a profitable business we may seek additional sources of cash to grow the business. We do not currently have any commitments for the purchase of healthcare receivables or for additional financing.

We are still considered to be a development stage company, with no revenues, and we are dependent upon the raising of capital through placement of our common stock. There can be no assurance that we will be successful in raising the capital we require through the sale of our common stock.

**Forward Looking Statements**

This registration statement contains forward-looking statements. Our expectation of results and other forward-looking statements contained in this registration statement involve a number of risks and uncertainties. Among the factors that could cause actual results to differ materially from those expected are the following: business conditions and general economic conditions; competitive factors, such as pricing and marketing efforts; and the pace and success of product research and development. These and other factors may cause expectations to differ.

## ITEM 3. DESCRIPTION OF PROPERTY.

We are headquartered in Philadelphia, PA. Substantially all of our operating activities are conducted from 800 square feet of office space provided by our president at no charge. We believe that additional space will be required as our business expands and believe that we can obtain suitable space as needed. We do not own any real estate.

## ITEM 4. SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth certain information with respect to the beneficial ownership of our common stock, with respect to each of our named director and executive officer, each person known to us to be the beneficial owner of more than five percent (5%) of said securities, and all of our directors and executive officers as a group:

| Name and Address of Beneficial Owner (1) | Title of Class | Amount and Nature of Beneficial Ownership | Percent of Class |
|---|---|---|---|
| Michael Tay, President, CEO, Secretary, Treasurer and Director | Common | 25,500,000 shares Direct ownership | 100% |
| All Officer and Director as a Group (1 Person) | Common | 25,500,000 shares Direct ownership | 100% |

_____

(1) The address for all persons listed is 2000 Hamilton Street, #520, Philadelphia, PA 19130-3883.

(2) Based on current outstanding common shares of 25,500,000.

There are currently no arrangements that would result in a change of control of us.

## ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

### Executive Officers and Directors

The members of our Board of Directors serve until the next annual meeting of stockholders, or until their successors have been elected.  Our officers serve at the pleasure of our Board of Directors.

Our current executive officers, key employees and directors are as follows:

| Name | Age | Term served | Title / Position(s) |
|------|-----|-------------|---------------------|
| Michael Tay | 66 | Since inception | President, Chief Executive Officer, Secretary, Treasurer and Director |

There are no other persons nominated or chosen to become directors or executive officers nor do we have any employees other than above.

### Michael Tay – CEO, President, Secretary, Treasurer and Director

Michael Tay is the founder of MedVision Capital Corporation.  Mr. Tay has been the president, chief executive officer, secretary, treasurer and director since our inception on January 3, 2003.  Mr. Tay is also currently the president, chief executive officer and director of Legend International Holdings, Inc., and its wholly owned subsidiary Legend Consolidated Group, Inc., a company that plans to become a specialty medical products distributor that sells to hospitals and healthcare groups, including sub-acute care facilities, home care companies and specialty physician groups.  For the past five years, Mr. Tay has devoted most of his time in managing his own investments in securities and real estate, including commercial, and residential real estate investments in undeveloped land as well as income producing properties, mutual funds and other securities investments, both debt and equity, in companies listed on exchanges such as AMEX or traded over-the-counter and listed on NASDAQ and the OTC Bulletin Board.  Mr. Tay will devote substantially all of his time on the business of MedVision Capital Corporation.

No officer, director, or persons nominated for such positions and no promoters or significant employee of MedVision has been involved in legal proceedings that would be material to an evaluation of our management.

## ITEM 6. EXECUTIVE COMPENSATION.

### Executive Compensation

Our sole director does not currently receive and has never received any compensation for serving as a director to date.  In addition, at present, there are no ongoing plans or arrangements for compensation of any of our officers.  However, we expect to adopt a plan of reasonable compensation to our officers and employees when and if we become operational and profitable.

The following table sets forth all compensation awarded to, earned by, or paid for services rendered to us in all capacities during the current fiscal year, by Michael Tay, our sole executive officer.

| | | **Annual Compensation** | | | **Long Term Compensation** | | | |
|---|---|---|---|---|---|---|---|---|
| **Name and Position** | **Year** | **Salary** | **Bonus** | **Other** | **Restricted Stock Awards** | **SAR** | **LTIP payout** | **Other** |
| Michael Tay, C.E.O., President, Secretary, Treasurer and Director | 2003 | -0- | -0- | -0- | 0 | 0 | 0 | 0 |

We do not presently have a stock option plan.

**Employment Agreements**

We have not entered into any employment agreements with any of our employees, and employment arrangements are all subject to the discretion of our board of directors.

## ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

In connection with our organization, Michael Tay, our sole officer and director, paid an aggregate of $25,500 cash to purchase 25,500,000 shares of our common stock on January 3, 2003.

Mr. Tay, acquired his shares with the intent to hold the shares for investment purposes and not with a view to further resale or distribution, except as permitted under exemptions from registration requirements under applicable securities laws. That means that he may not sell such securities unless they are either registered with the SEC and comparable agencies in the states or other jurisdictions where the purchasers reside, or are exempted from registration.  The most widely used exemption from registration requirements is provided by sec Rule 144, which requires a one year holding period prior to resale, and limits the quantities of securities that can be sold during any 90-day periods.

The certificate has been issued with a restrictive legend required with respect to issuance of securities pursuant to exemptions from registration requirements under the Securities Act and the recipient acknowledged his understanding that the shares are restricted from resale unless they were either registered under the Securities Act and comparable state laws, or the transaction was effected in compliance with available exemptions from such registration requirements.

## ITEM 8. DESCRIPTION OF SECURITIES.

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $.001 per share, of which there are 25,500,000 issued and outstanding and 20,000,000 shares of preferred stock, par value $.001 per share, of which none have been designated or issued. The following statements relating to the capital stock set forth the material terms of our securities; however, reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the Certificate of Incorporation and the By-laws, copies of which are filed as exhibits to this registration statement.

**Common Stock**

Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of our Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable.

Holders of common stock have no preemptive rights to purchase our common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

**Preferred Stock**

We are also presently authorized to issue 20,000,000 shares of $.001 par value preferred stock. Under our Certificate of Incorporation, as amended, the Board of Directors has the power, without further action by the holders of the common stock, to designate the relative rights and preferences of the preferred stock, and issue the preferred stock in such one or more series as designated by the Board of Directors. The designation of rights and preferences could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may be dilutive of the interest of the holders of the common stock or the preferred stock of any other series. The issuance of preferred stock may have the effect of delaying or preventing a change in control without further shareholder action and may adversely effect the rights and powers, including voting rights, of the holders of common stock. In certain circumstances, the issuance of preferred stock could depress the market price of the common stock. The Board of Directors effects a designation of each series of preferred stock by filing with the Delaware Secretary of State a Certificate of Designation defining the rights and preferences of each such series. Documents so filed are matters of public record and may be examined in accordance with procedures of the Delaware Secretary of State, or copies thereof may be obtained from us.

**Options and Warrants**

We do not presently have any options or warrants authorized or any securities that may be convertible into common stock. However, our sole director, Michael Tay, may later determine to authorize options and warrants for our company.

## PART II

## ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

**Market Price**

There is no trading market for our common stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

(i) that a broker or dealer approve a person's account for transactions in penny stocks and

(ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must

(i) obtain financial information and investment experience and objectives of the person; and

(ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form,

(i) sets forth the basis on which the broker or dealer made the suitability determination and

(ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction.  Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions.

Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

## Holders

There is one holder of our common stock.  The issued and outstanding shares of our common stock were issued under Section 4(2) of the Securities Act of 1933, as amended, which exempts from registration "transactions by an issuer not involving any public offering," and are subject to the resale provisions of Rule 144 and may not be sold or transferred without registration except in accordance with Rule 144.  Certificates representing the securities bear such a legend.

## Dividend

We have not previously paid any cash dividends on our common stock and do not anticipate or contemplate paying dividends on our common stock in the foreseeable future.  Our present intention is to utilize all available funds for the development of our business. There is no assurance that we will ever have excess funds available for the payment of dividends.  The only legal restrictions that limit the ability to pay dividends on common equity or that are likely to do so in the future, are those restrictions imposed by State laws.  Under Delaware corporate law, no dividends or other distributions may be made which would render a company insolvent or reduce assets to less than the sum of its liabilities plus the amount needed to satisfy any outstanding liquidation preferences.

## Transfer Agent and Registrar

It is anticipated that Holladay Stock Transfer, Inc. of Scottsdale, Arizona will act as our transfer agent and registrar for our common stock.

## ITEM 2. LEGAL PROCEEDINGS.

There are no pending legal proceedings to which we are a party or to which the property interests of our Company is subject.

## ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

We have not changed accountants since our formation and there are no disagreements with the findings of our accountants.

## ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

The following sets forth information relating to all previous sales of securities by us which sales were not registered under the Securities Act of 1933.

In connection with our organization, Michael Tay, our sole officer and director, paid an aggregate of $25,500 cash to purchase 25,500,000 shares of our common stock on January 3, 2003. This purchase and sale were exempt from registration under the Securities Act of 1933, (the "Securities Act"), according to Section 4(2) on the basis that the transaction did not involve a public offering. The securities were offered and sold without any general solicitation to persons affiliated with the Issuer as founding shareholders, are subject to the resale provisions of Rule 144 and may not be sold or transferred without registration except in accordance with Rule 144. Certificates representing the securities bear such a legend.

The purchaser listed above represented its intention to acquire the securities for investment only and not with a view toward distribution. None of the securities were sold through an underwriter and accordingly, there were no underwriting discounts or commissions involved.

## ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the General Corporation Law of the State of Delaware provides that a certificate of incorporation may contain a provision eliminating the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. Our Certificate of Incorporation contains such a provision.

**INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.**

## PART F/S

**Financial Statements**

Set forth below are our audited financial statements for the period ended April 30, 2003.  The following financial statements are attached to this report and filed as a part thereof.

**FINANCIAL STATEMENTS**
**OF**
**MEDVISION CAPITAL CORPORATION**
**(A Development Stage Company)**

**AUDITED FINANCIAL STATEMENTS**

**April 30, 2003**

## TABLE OF CONTENTS

F-1

**Stan J.H. Lee, CPA**                                      **Tel) 201-681-7475**
**2182 Lemoine Avenue, Suite 200**                          **Fax) 815-846-7550**
**Fort Lee, NJ 07024**

## INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of:
MedVision Capital Corporation
(A Development Stage Company)
2000 Hamilton Street, #520
Philadelphia, PA 19130

I have audited the accompanying balance sheet of MedVision Capital Corporation (a development stage company) from January 3, 2003 (inception) through April 30, 2003. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MedVision Capital Corporation (a development stage company) as of April 30, 2003, and the results of its operations and its cash flows for the period from January 3, 2003 (inception) through April 30, 2003 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that MedVision Capital Corporation will continue as a going concern. As discussed in Note 1 to the financial statements, MedVision Capital Corporation was only recently formed, has no revenue since its inception and has not yet been successful in establishing profitable operations, raising substantial doubt about its ability to continue as a going concern. Management's plans in regards to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

/S/ Stan J.H. Lee, CPA
May 5th, 2003
Fort Lee, NJ
License # CC23007

# MEDVISION CAPITAL CORPORATION
(A Development Stage Company)
Balance Sheet
April 30, 2003

## ASSETS

| | |
|---|---:|
| Current assets | |
| Cash in a bank | $25,500 |
| Other assets | |
| Deferred offering costs | 5,000 |
| TOTAL ASSETS | $30,500 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---:|
| Current liabilities: | |
| Accounts payable | 5,000 |
| | |
| STOCKHOLDERS' EQUITY | |
| Preferred stock – par value $.001, 20,000,000 shares authorized, no shares issued and outstanding | $ -- |
| Common stock – par value $.001, 100,000,000 shares authorized, 25,500,000 shares issued and outstanding | 25,500 |
| Additional paid-in capital | -- |
| Accumulated deficit | -- |
| Total stockholders' equity | 25,500 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ 30,500 |

See accompanying notes to financial statements

F-3

**MEDVISION CAPITAL CORPORATION**
(A Development Stage Company)
Statement of Operations
From January 3, 2003 (Inception) to April 30, 2003

| | |
|---|---:|
| Revenues | $ -- |
| Cost of revenues | -- |
| Gross profit | -- |
| Operating expenses | -- |
| Net income | $ -- |
| | |
| Net income per share – basic and diluted | $ 0.00 |
| | |
| Weighted average number of common stock equivalent | 25,500,000 |

See accompanying notes to financial statements

F-4

**MEDVISION CAPITAL CORPORATION**
(A Development Stage Company)
Statement of Stockholders' Equity
From January 3, 2003 (Inception) to April 30, 2003

| | Common Stock | | Additional paid-in capital | Deficit accumulated during development stage | Total equity |
| --- | --- | --- | --- | --- | --- |
| | Shares | Amount | | | |
| Issuance of common stock for cash, at inception on January 3, 2003 | 25,500,000 | $25,500 | -- | -- | $25,500 |
| Net income (loss) for the period from January 3, 2003 to April 30, 2003 | -- | -- | -- | -- | -- |
| Balance at April 30, 2003 | 25,500,000 | $25,500 | $-- | $-- | $25,500 |

See accompanying notes to financial statements

F-5

**MEDVISION CAPITAL CORPORATION**
(A Development Stage Company)
Statement of Cash Flows
Increase (Decrease) in Cash and Cash Equivalents
From January 3, 2003 (Inception) to April 30, 2003

| | |
|---|---:|
| CASH FLOWS PROVIDED BY (USED FOR) OPERATING ACTIVITIES | |
| Net income | $ -- |
| NET CASH USED IN OPERATING ACTIVITIES | -- |
| | |
| CASH FLOWS FROM INVESTING ACTIVITIES | -- |
| | |
| CASH FLOWS PROVIDED BY FINANCING ACTIVITIES | |
| Proceeds from sale of common stock | 25,500 |
| NET CASH PROVIDED BY FINANCING ACTIVITIES | 25,500 |
| | |
| NET INCREASE (DECREASE) IN CASH | 25,500 |
| | |
| CASH AT BEGINNING OF PERIOD | -- |
| | |
| CASH AT END OF PERIOD | 25,500 |

See accompanying notes to financial statements

F-6

**MEDVISION CAPITAL CORPORATION**
(A Development Stage Company)
Notes to the Financial Statements
April 30, 2003

## NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.  Organization and Business Operations

MedVision Capital Corporation ("the Company") was incorporated under the laws of the State of Delaware on January 3, 2003.  The Corporation is organized to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware including, without limitation, providing asset-based financing and factoring of receivables to healthcare service providers with a primary focus on clients operating in sub-markets of the healthcare industry, including long-term care, home health care and physician practice.  To date, the Company has not conducted any significant operations, and its activities have focused primarily on organizational efforts, corporate compliance matters and capital raising activities.  Since the Company has not yet commenced any principal operations, and has not yet earned significant revenues, the Company is considered to be a development stage enterprise as of April 30, 2003.  The Company's ability to commence operations is contingent upon its ability to raise additional capital.

B. **Going Concern**

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. The Company has generated no revenue since its inception on January 3, 2003.   The Company has been reliant on funding from stockholders.

Accordingly, the Company's ability to continue as a going concern is dependent upon its ability to secure an adequate amount of capital to finance its planned principal operations and/or implement its business plan. The Company plans to raise additional funds through equity and/or debt financing. However there is no assurance that it will be successful in its efforts to raise capital. These factors, among others, indicate that the Company may be unable to continue as a going concern for a reasonable period of time. Its financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should it be unable to continue as a going concern.

C.  Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

D. Cash and Cash Equivalents

For the purpose of the Statement of Cash Flows, the Company considers all short-term debt securities purchased with maturity of three months or less to be cash equivalents.

E. Income Taxes

The Company accounts for income taxes under the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("Statement 109"). Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period which includes the enactment date.

F. Net Loss Per Common Share

Basic net income (loss) per common share (Basic EPS) excludes dilution and is computed by dividing net income (loss) available to common stockholder by the weighted-average number of common shares outstanding for the period. Diluted net income per share (Diluted EPS) reflects the potential dilution that could occur if stock options or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. At April 30, 2003, there were no common stock equivalents outstanding which may dilute future earnings per share.

G. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosures of information about the fair value of certain financial instruments for which it is practicable to estimate that value. For purposes of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation.

The carrying amounts of the Company's short-term financial instruments, including accrued expenses and notes payable approximate fair value due to the relatively short period to maturity for these instruments.

H.  New Accounting Pronouncements

Statement No. 141 "Business Combinations" ("SFAS 141") establishes revised standards for accounting for business combinations.  Specifically, the statement eliminates the pooling method, provides new guidance for recognizing intangible assets arising in a business combination, and calls for disclosure of considerably more information about a business combination.  This statement is effective for business combinations initiated on or after July 1, 2001.  The adoption of this pronouncement on July 1, 2001 did not have a material effect on the Company's financial position, results of operations or liquidity.

Statement No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142") provides new guidance concerning the accounting for the acquisition of intangibles, except those acquired in a business combination, which is subject to SFAS 141, and the manner in which intangibles and goodwill should be accounted for subsequent to their initial recognition.  Generally, intangible assets with indefinite lives, and goodwill, are no longer amortized; they are carried at lower of cost or market and subject to annual impairment evaluation, or interim impairment evaluation if an interim triggering event occurs, using a new fair market value method. Intangible assets with finite lives are amortized over those lives, with no stipulated maximum, and an impairment test is performed only when a triggering event occurs.  This statement is effective for all fiscal years beginning after December 15, 2001.  The implementation of SFAS 142 is not expected to have a material effect on the Company's financial position, results of operations or liquidity.

Statement No. 143, "Accounting for Asset Retirement Obligations," ("SFAS 143") requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred.  When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset.  Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset.  Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.  The standard is effective for fiscal years beginning after June 15, 2002.  The adoption of SFAS 143 is not expected to have a material impact on the Company's financial statements.

Statement No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144") supercedes Statement No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121"). Though it retains the basic requirements of SFAS 121 regarding when and how to measure an impairment loss, SFAS 144 provides additional implementation guidance.  SFAS 144 excludes goodwill and intangibles not being amortized among other exclusions.  SFAS 144 also supercedes the provisions of APB 30, "Reporting the Results of Operations," pertaining to discontinued operations.  Separate reporting of a discontinued operation is still required, but SFAS 144 expands the presentation to include a component of an entity, rather than strictly a business segment as defined in SFAS 131, Disclosures about Segments of an Enterprise and Related Information.  SFAS 144 also eliminates the current exemption to consolidation when control over a subsidiary is likely to be temporary. This statement is effective for all fiscal years beginning after December 15, 2001. The implementation of SFAS 144 is not expected to have a material effect on the Company's financial position, results of operations or liquidity.

Statement No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections," ("SFAS 145") updates, clarifies, and simplifies existing accounting pronouncements. SFAS 145 rescinds Statement 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in Opinion 30 will now be used to classify those gains and losses. Statement 64 amended Statement 4, and is no longer necessary because Statement 4 has been rescinded. Statement 44 was issued to establish accounting requirements for the effects of transition to the provisions of the motor Carrier Act of 1980. Because the transaction has been completed, Statement 44 is no longer necessary. SFAS 145 amends Statement 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions is accounted for in the same manner as sale-leaseback transactions. This amendment is consistent with FASB's goal requiring similar accounting treatment for transactions that have similar economic effects. The adoption of SFAS 145 is not expected to have a material impact on the Company's financial position, results of operations or liquidity.

Statement No. 146, "Accounting for Exit or Disposal Activities" ("SFAS 146") addresses the recognition, measurement, and reporting of cost that are associated with exit and disposal activities that are currently accounted for pursuant to the guidelines set forth in EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to exit an Activity (including Certain Cost Incurred in a Restructuring)," cost related to terminating a contract that is not a capital lease and one-time benefit arrangements received by employees who are involuntarily terminated - nullifying the guidance under EITF 94-3. Under SFAS 146, the cost associated with an exit or disposal activity is recognized in the periods in which it is incurred rather than at the date the Company committed to the exit plan. This statement is effective for exit or disposal activities initiated after December 31, 2002 with earlier application encouraged. The adoption of SFAS 146 is not expected to have a material impact on the Company's financial position or result of operations.

I. Deferred Offering Costs

The Company defers costs associated with the raising of capital until such time as the offering is completed, at which time the costs are charged against the capital raised. Should the offering be terminated, the costs are charged to operations during the period when the offering is terminated.

**NOTE 2 – CAPITAL STOCK**

A. Preferred Stock

The Company is authorized to issue 20,000,000 shares of preferred stock at $.001 par value, with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.  As of April 30, 2003, no preferred stock has been issued.

B. Common Stock

The Company is authorized to issue 100,000,000 shares of common stock at $.001 par value.  On January 3, 2003, the Company issued 25,500,000 shares of its common stock to the founder of the Company pursuant to Section 4(2) of the Securities Act of 1933 for an aggregate of $25,500 (or $.001 per share) in cash.

C. Warrant and Options

There are no warrants or options outstanding to issue any additional shares of common stock.

**NOTE 3 - SUBSEQUENT EVENTS**

Proposed Public Offering of Common Stock – The Company is proposing to make a public offering of 5,000,000 shares of its previously authorized but unissued common stock.  The Company plans to file a registration statement with the United States Securities and Exchange Commission on Form SB-2 under the Securities Act of 1933.  An offering price of $0.50 per share has been arbitrarily determined by the Company.  The offering will be managed by the Company without any underwriter.  The Company plans to have its sole officer sell the shares without any discounts or other commissions.

# PART III

## ITEM 1. INDEX TO EXHIBITS.

| Exhibit No. | Description |
| --- | --- |
| 3.1 | Certificate of Incorporation |
| 3.2 | By-laws |
| 4.1 | Form of Common Stock Certificate |
| 23.2 | Consent of Independent Certified Public Accountant |

## SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

**MEDVISION CAPITAL CORPORATION**
(Registrant)

Date: May 5, 2003

/s/ Michael Tay
By: Michael Tay
Its: President, Chief Executive Officer, Secretary, Treasurer and Director

**Exhibit 3.1 Certificate of Incorporation**

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATION
FILED 09:00 AM 01/03/2003
030028589 - 3614185

CERTIFICATE OF INCORPORATION

OF

MEDVISION CAPITAL CORPORATION

ARTICLE ONE

Name

The name of the Corporation is MedVision Capital Corporation.

ARTICLE TWO

Duration

The Corporation shall have perpetual existence.

ARTICLE THREE

Purpose

The purpose for which this Corporation is organized is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE FOUR

Shares

The total number of shares of stock which the Corporation shall have authority to issue is 120,000,000 shares, consisting of 100,000,000 shares of Common Stock having a par value of $.001 per share and 20,000,000 shares of Preferred Stock having a par value of $.001 per share.

The Board of Directors is authorized to provide for the issuance of the shares of Preferred Stock in series and, by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof.

The authority of the Board of Directors with respect to each series of Preferred Stock shall include, but not be limited to, determination of the following:

A. The number of shares constituting that series and the distinctive designation of that series;

B. The dividend rate on the shares of that series, whether dividends shall be cumulative, and, if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on share of that series;

C. Whether that series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

D. Whether that series shall have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors shall determine;

E. Whether or not the shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

F. Whether that series shall have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund;

G. The rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Corporation, and the relative rights of priority, if any, of payment of shares of that series; and

H. Any other relative rights, preferences and limitations of that series.

ARTICLE FIVE

Commencement of Business

The Corporation is authorized to commence business as soon as its certificate of incorporation has been filed.

## ARTICLE SIX

### Principal Office and Registered Agent

The address of the initial registered office of the Corporation and the name of its initial registered agent and its business address is

Its registered office is to be located at 25 Greystone Manor, in the city of Lewes, County of Sussex, Delaware, 19958-9776. The registered agent is Harvard Business Services, Inc. whose address is the same as above.

## ARTICLE SEVEN

### Incorporator

The name and address of the Incorporator are as follows:

Michael C. Tay, 2000 Hamilton Street #520, Philadelphia, Pennsylvania 19130-3883.

## ARTICLE EIGHT

### Initial Director

The powers of the undersigned incorporator will terminate upon filing of the certificate of incorporation. The name and mailing address of the person(s) who will serve as initial director(s) until the first annual meeting of stockholders or until a successor(s) is elected and qualified are:

Michael C. Tay, 2000 Hamilton Street #520, Philadelphia, Pennsylvania 19130-3883.

## ARTICLE NINE

### Pre-Emptive Rights

No Shareholder or other person shall have any pre-emptive rights whatsoever.

## ARTICLE TEN

### By-Laws

The initial by-laws shall be adopted by the Shareholders or the Board of Directors. The power to alter, amend, or repeal the by-laws or adopt new by-laws is vested in the Board of Directors, subject to repeal or change by action of the Shareholders.

## ARTICLE ELEVEN

### Number of Votes

Each share of Common Stock has one vote on each matter on which the share is entitled to vote.

## ARTICLE TWELVE

### Majority Votes

A majority vote of a quorum of Shareholders (consisting of the holders of a majority of the shares entitled to vote, represented in person or by proxy) is sufficient for any action which requires the vote or concurrence of Shareholders, unless otherwise required or permitted by law or the by-laws of the Corporation.

## ARTICLE THIRTEEN

### Non-Cumulative Voting

Directors shall be elected by majority vote. Cumulative voting shall not be permitted.

## ARTICLE FOURTEEN

### Interested Directors, Officers and Securityholders

A. Validity. If Paragraph (B) is satisfied, no contract or other transaction between the Corporation and any of its directors, officers or securityholders, or any corporation or firm in which any of them are directly or indirectly interested, shall be invalid solely because of this relationship or because of the presence of the director, officer or securityholder at the meeting of the Board of Directors or committee authorizing the contract or transaction, or his participation or vote in the meeting or authorization.

B. Disclosure, Approval, Fairness. Paragraph (A) shall apply only if:

(1) The material facts of the relationship or interest of each such director, officer or securityholder are known or disclosed:

(a) to the Board of Directors or the committee and it nevertheless authorizes or ratifies the contract or transaction by a majority of the directors present, each such interested director to be counted in determining whether a quorum is present but not in calculating the majority necessary to carry the vote; or

(b) to the Shareholders and they nevertheless authorize or ratify the contract or transaction by a majority of the shares present, each such interested person to be counted for quorum and voting purposes; or

(2) the contract or transaction is fair to the Corporation as of the time it is authorized or ratified by the Board of Directors, the committee or the Shareholders.


ARTICLE FIFTEEN

Indemnification and Insurance

A. Persons. The Corporation shall indemnify, to the extent provided in Paragraphs (B), (D) or (F) and to the extent permitted from time to time by law:

(1) any person who is or was director, officer, agent or employee of the Corporation, and

(2) any person who serves or served at the Corporation's request as a director, officer, agent, employee, partner or trustee of another corporation or of a partnership, joint venture, trust or other enterprise.

B. Extent--Derivative Suits. In case of a suit by or in the right of the Corporation against a person named in Paragraph (A) by reason of his holding a position named in Paragraph (A), the Corporation shall indemnify him, if he satisfies the standard in Paragraph (C), for expenses (including attorney's fees but excluding amounts paid in settlement) actually and reasonably incurred by him in connection with the defense or settlement of the suit.

C. Standard--Derivative Suits. In case of a suit by or in the right of the Corporation, a person named in Paragraph (A) shall be indemnified only if:

(1) he is successful on the merits or otherwise, or

(2) he acted in good faith in the transaction which is the subject of the suit, and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation. However, he shall not be indemnified in respect of any claim, issue or matter as to which he has been adjudged liable for negligence or misconduct in the performance of his duty to the Corporation unless (and only to the extent that) the court in which the suit was brought shall determine, upon application, that despite the adjudication but in view of all the circumstances, he is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

D. Extent--Nonderivative Suits. In case of a suit, action or proceeding (whether civil, criminal, administrative or investigative), other than a suit by or in the right of the Corporation against a person named in Paragraph (A) by reason of his holding a position named in Paragraph (A), the Corporation shall indemnify him, if he satisfies the standard in Paragraph (E), for amounts actually and reasonably incurred by him in connection with the defense or settlement of the suit as (1) expenses (including attorneys' fees), (2) amounts paid in settlement (3) judgments, and (4) fines.

E. Standard--Nonderivative Suits. In case of a nonderivative suit, a person named in Paragraph (A) shall be indemnified only if:

(1) he is successful on the merits or otherwise, or

(2) he acted in good faith in the transaction which is the subject of the nonderivative suit, and in a manner he reasonably believed to be in, or not opposed to, the best interests of the
Corporation and, with respect to any criminal action or proceeding, he had no reason to believe his conduct was unlawful.  The termination of a nonderivative suit by judgement, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person failed to satisfy this Paragraph (E) (2).

F. Determination That Standard Has Been Met.  A determination that the standard of Paragraph (C) or (E) has been satisfied may be made by a court of law or equity or the determination may be made by:

(1) a majority of the directors of the Corporation (whether or not a quorum) who were not parties to the action, suit or proceeding, or

(2) independent legal counsel (appointed by a majority of the directors of the Corporation, whether or not a quorum, or elected by the Shareholders of the Corporation) in a written opinion, or

(3) the Shareholders of the Corporation.

G. Proration. Anyone making a determination under Paragraph (F) may determine that a person has met the standard as to some matters but not as to others, and may reasonably prorate amounts to be indemnified.

H. Advance Payment. The Corporation may pay in advance any expenses (including attorney's fees) which may become subject to indemnification under paragraphs (A) - (G) if:

(1) the Board of Directors authorizes the specific payment and

(2) the person receiving the payment undertakes in writing to repay unless it is ultimately determined that he is entitled to indemnification by the Corporation under Paragraphs (A) - (G).

I. Nonexclusive. The indemnification provided by Paragraphs (A) - (G) shall not be exclusive of any other rights to which a person may be entitled by law or by by-law, agreement, vote of Shareholders or disinterested directors, or otherwise.

J. Continuation. The indemnification and advance payment provided by Paragraphs (A) - (H) shall continue as to a person who has ceased to hold a position named in paragraph (A) and shall inure to his heirs, executors and administrators.

K. Insurance. The Corporation may purchase and maintain insurance on behalf of any person who holds or who has held any position named in Paragraph (A) against any liability incurred by him in any such positions or arising out of this status as such, whether or not the Corporation would have power to indemnify him against such liability under Paragraphs (A) - (H).

L. Reports. Indemnification payments, advance payments, and insurance purchases and payments made under Paragraphs (A) - (K) shall be reported in writing to the Shareholders of the Corporation with the next notice of annual meeting, or within six months, whichever is sooner.

M. Amendment of Article. Any changes in the General Corporation Law of Delaware increasing, decreasing, amending, changing or otherwise effecting the indemnification of directors, officers, agents, or employees of the Corporation shall be incorporated by reference in this Article as of the date of such changes without further action by the Corporation, its Board of Directors, of Shareholders, it being the intention of this Article that directors, officers, agents and employees of the Corporation shall be indemnified to the maximum degree allowed by the General Corporation Law of the State of Delaware at all times.

ARTICLE SIXTEEN

Limitation On Director Liability

A. Scope of Limitation. No person, by virtue of being or having been a director of the Corporation, shall have any personal liability for monetary damages to the Corporation or any of its Shareholders for any breach of fiduciary duty except as to the extent provided in Paragraph (B).

B. Extent of Limitation. The limitation provided for in this Article shall not eliminate or limit the liability of a director to the Corporation or its Shareholders (i) for any breach of the director's duty of loyalty to the Corporation or its Shareholders (ii) for any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law (iii) for any unlawful payment of dividends or unlawful stock purchases or redemptions in violation of Section 174 of the General Corporation Law of Delaware or (iv) for any transaction for which the director derived an improper personal benefit.

IN WITNESS WHEREOF, the incorporator hereunto has executed this certificate of incorporation on this 2nd day of January, 2003.

<u>/s/ Michael C. Tay</u>
Michael C. Tay
INCORPORATOR

**Exhibit 3.2    By-laws**

BY-LAWS

OF

MEDVISION CAPITAL CORPORATION

ARTICLE I - OFFICES

Section 1. The registered office of the corporation in the State of Delaware shall be at 25 Greystone Manor, in the city of Lewes, County of Sussex, Delaware, 19958.

The registered agent in charge thereof shall be Harvard Business Services, Inc.

Section 2. The corporation may also have offices at such other places as the Board of Directors may from time to time appoint or the business of the corporation may require.

ARTICLE II - SEAL

Section 1. The corporate seal shall have inscribed thereon the name of the corporation, the year of its organization and the words "Corporate Seal, Delaware".

ARTICLE III - STOCKHOLDERS' MEETINGS

Section 1. Meetings of stockholders shall be held at the registered office of the corporation in this state or at such place, either within or without this state, as may be selected from time to time by the Board of Directors.

Section 2. ANNUAL MEETINGS:  The annual meeting of the stockholders shall be held on such date as is determined by the Board of Directors for the purpose of electing directors and for the transaction of such other business as may properly be brought before the meeting.

Section 3. ELECTION OF DIRECTORS:  Elections of the directors of the corporation shall be by written ballot.

Section 4. SPECIAL MEETINGS:  The President, or the Board of Directors may call special meetings of the stockholders at any time, or stockholders entitled to cast at least one-fifth of the votes, which all stockholders are entitled to cast at the particular meeting. At any time, upon written request of any person or persons who have duly called a special meeting, it shall be the duty of the Secretary to fix the date of the meeting, to be held not more than sixty days after receipt of the request, and to give due notice thereof. If the Secretary shall neglect or refuse to fix the date of the meeting and give notice thereof, the person or persons calling the meeting may do so. Business transacted at all special meetings shall be confined to the objects stated in the call and matters germane thereto, unless all stockholders entitled to vote are present and consent.

Written notice of a special meeting of stockholders stating the time and place and object thereof, shall be given to each stockholder entitled to vote thereat at least ten days before such meeting, unless a greater period of notice is required by statute in a particular case.

Section 5. QUORUM:  A majority of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders. If a majority of the outstanding shares entitled to vote is represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

Section 6. PROXIES:  Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the corporation generally. All proxies shall be filed with the Secretary of the meeting before being voted upon.

Section 7. NOTICE OF MEETINGS:  Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

Unless otherwise provided by law, written notice of any meeting shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting.

Section 8. CONSENT IN LIEU OF MEETINGS:  Any action required to be taken at any annual or special meeting of stockholders of a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

Section 9. LIST OF STOCKHOLDERS:  The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. No share of stock upon which any installment is due and unpaid shall be voted at any meeting. The list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

ARTICLE IV - DIRECTORS

Section 1. The business and affairs of this corporation shall be managed by its Board of Directors, no less than one in number or such other minimum number as is required by law. The directors need not be residents of this state or stockholders in the corporation. They shall be elected by the stockholders of the corporation or in the case of a vacancy by remaining directors, and each director shall be elected for the term of one year, and until his successor shall be elected and shall qualify or until his earlier resignation or removal.

Section 2. REGULAR MEETINGS:  Regular meetings of the Board shall be held without notice other than this by-law immediately after, and at the same place as, the annual meeting of stockholders. The directors may provide, by resolution, the time and place for the holding of additional regular meetings without other notice than such resolution.

Section 3. SPECIAL MEETINGS: the President or any director upon two-day notice may call special Meetings of the Board. The person or persons authorized to call special meetings of the directors may fix the place for holding any special meeting of the directors called by them.

Section 4. QUORUM:  A majority of the total number of directors shall constitute a quorum for the transaction of business.

Section 5. CONSENT IN LIEU OF MEETING:  Any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee. The Board of Directors may hold its meetings, and have an office or offices, outside of this state.

Section 6. CONFERENCE TELEPHONE:  One or more directors may participate in a meeting of the Board, of a committee of the Board or of the stockholders, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other; participation in this manner shall constitute presence in person at such meeting.

Section 7. COMPENSATION:  Directors as such, shall not receive any stated salary for their services, but by resolution of the Board, a fixed sum and expenses of attendance, if any, may be allowed for attendance at each regular or special meeting of the Board provided, that nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

Section 8. RESIGNATION AND REMOVAL:  Any director may resign at any time by giving notice to another Board member, the President or the Secretary of the corporation.  Unless otherwise specified in such written notice, such resignation shall take effect upon receipt thereof by the Board or by such officer, and the acceptance of such resignation shall not be necessary to make it effective.  Any director may be removed with or without cause at any time by the affirmative vote of shareholders holding of record in the aggregate at least a majority of the outstanding shares of the corporation at a special meeting of the shareholders called for that purpose, and may be removed for cause by action of the Board.

ARTICLE V - OFFICERS

Section 1. The executive officers of the corporation shall be chosen by the directors and shall be a President, Secretary and Treasurer.  The Board of Directors may also choose a Chairman, one or more Vice Presidents and such other officers as it shall deem necessary.  The same person may hold any number of offices.

Section 2. SALARIES:  Salaries of all officers and agents of the corporation shall be fixed by the Board of Directors.

Section 3. TERM OF OFFICE:  The officers of the corporation shall hold office for one year and until their successors are chosen and have qualified. The Board of Directors may remove any officer or agent elected or appointed by the Board whenever in its judgment the best interest of the corporation will be served thereby.

Section 4. PRESIDENT:  The President shall be the chief executive officer of the corporation; he shall preside at all meetings of the stockholders and directors; he shall have general and active management of the business of the corporation, shall see that all orders and resolutions of the Board are carried into effect, subject, however, to the right of the directors to delegate any specific powers, except such as may be by statute exclusively conferred on the President, to any other officer or officers of the corporation. He shall execute bonds, mortgages and other contracts requiring a seal, under the seal of the corporation. He shall be EX-OFFICIO a member of all committees, and shall have the general power and duties of supervision and management usually vested in the office of President of a corporation.

Section 5. SECRETARY:  The Secretary shall attend all sessions of the Board and all meetings of the stockholders and act as clerk thereof, and record all the votes of the corporation and the minutes of all its transactions in a book to be kept for that purpose, and shall perform like duties for all committees of the Board of Directors when required. He shall give, or cause to be given, notice of all meetings of the stockholders and of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or President, and under whose supervision he shall be. He shall keep in safe custody the corporate seal of the corporation, and when authorized by the Board, affix the same to any instrument requiring it.

Section 6. TREASURER:  The Treasurer shall have custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation, and shall keep the moneys of the corporation in a separate account to the credit of the corporation. He shall disburse the funds of the corporation as may be ordered by the Board, taking proper vouchers for such disbursements, and shall render to the President and directors, at the regular meetings of the Board, or whenever they may require it, an account of all his transactions as Treasurer and of the financial condition of the corporation.

ARTICLE VI - VACANCIES

Section 1. The Board of Directors shall fill any vacancy occurring in any office of the corporation by death, resignation, and removal or otherwise. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at any time, by reason of death or resignation or other cause, the corporation should have no directors in office, then any officer or any stockholder or an executor, administrator, trustee or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the provisions of these By-Laws.

Section 2. RESIGNATIONS EFFECTIVE AT FUTURE DATE:  When one or more directors shall resign from the Board, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective.

## ARTICLE VII - CORPORATE RECORDS

Section 1. Any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders, and its other books and records, and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder. In every instance where an attorney or other agent shall be the person who seeks the right to inspection, a power of attorney or such other writing, which authorizes the attorney or other agent to so act on behalf of the stockholder, shall accompany the demand under oath. The demand under oath shall be directed to the corporation at its registered office in this state or at its principal place of business.

## ARTICLE VIII - STOCK CERTIFICATES, DIVIDENDS, ETC.

Section 1. The stock certificates of the corporation shall be numbered and registered in the share ledger and transfer books of the corporation as they are issued. They shall bear the corporate seal and shall be signed by the president.

Section 2. TRANSFERS: Transfers of shares shall be made on the books of the corporation upon surrender of the certificates therefor, endorsed by the person named in the certificate or by attorney, lawfully constituted in writing. No transfer shall be made which is inconsistent with law.

Section 3. LOST CERTIFICATE: The corporation may issue a new certificate of stock in the place of any certificate theretofore signed by it, alleged to have been lost, stolen or destroyed, and the corporation may require the owner of the lost, stolen or destroyed certificate, or his legal representative to give the corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

Section 4. RECORD DATE: In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action. If no record date is fixed:

(a) The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

(b) The record date for determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first written consent is expressed.

(c) The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

(d) A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Section 5. DIVIDENDS: The Board of Directors may declare and pay dividends upon the outstanding shares of the corporation, from time to time and to such extent as they deem advisable, in the manner and upon the terms and conditions provided by statute and the Certificate of Incorporation.

Section 6. RESERVES: Before payment of any dividend there may be set aside out of the net profits of the corporation such sum or sums as the directors, from time to time, in their absolute discretion, think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall think conducive to the interests of the corporation, and the directors may abolish any such reserve in the manner in which it was created.

ARTICLE IX - MISCELLANEOUS PROVISIONS

Section 1. CHECKS: such officer or officers shall sign all checks or demands for money and notes of the corporation as the Board of Directors may from time to time designate.

Section 2. FISCAL YEAR: The fiscal year shall begin on the first day of January.

Section 3. NOTICE: Whenever written notice is required to be given to any person, it may be given to such person, either personally or by sending a copy thereof through the mail, or by telegram, charges prepaid, to his address appearing on the books of the corporation, or supplied by him to the corporation for the purpose of notice. If the notice is sent by mail or by telegraph, it shall be deemed to have been given to the person entitled thereto when deposited in the United States mail or with a telegraph office for transmission to such person. Such notice shall specify the place, day and hour of the meeting and, in the case of a special meeting of stockholders, the general nature of the business to be transacted.

Section 4. WAIVER OF NOTICE:  Whenever any written notice is required by statute, or by the Certificate or the By-Laws of this corporation a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Except in the case of a special meeting of stockholders, neither the business to be transacted at, nor the purpose of, the meeting need be specified in the waiver of notice of such meeting. Attendance of a person either in person or by proxy, at any meeting shall constitute a waiver of notice of such meeting, except where a person attends a meeting for the express purpose of objecting to the transaction of any business because the meeting was not lawfully called or convened.

Section 5. DISALLOWED COMPENSATION:  Any payments made to an officer or employee of the corporation such as a salary, commission, bonus, interest, rent, travel or entertainment expense incurred by him, which shall be disallowed in whole or in part as a deductible expense by the Internal Revenue Service, shall be reimbursed by such officer or employee to the corporation to the full extent of such disallowance. It shall be the duty of the directors, as a Board, to enforce payment of each such amount disallowed. In lieu of payment by the officer or employee, subject to the determination of the directors, proportionate amounts may be withheld from his future compensation payments until the amount owed to the corporation has been recovered.

Section 6. RESIGNATIONS:  Any director or other officer may resign at any time, such resignation to be in writing and to take effect from the time of its receipt by the corporation, unless some time be fixed in the resignation and then from that date. The acceptance of a resignation shall not be required to make it effective.

ARTICLE X - ANNUAL STATEMENT

Section 1. The President and the Board of Directors shall present at each annual meeting a full and complete statement of the business and affairs of the corporation for the preceding year. Such statement shall be prepared and presented in whatever manner the Board of Directors shall deem advisable and need not be verified by a Certified Public Accountant.

ARTICLE XI - INDEMNIFICATION AND INSURANCE:

Section 1. (a) RIGHT TO INDEMNIFICATION.  Each person who was or is made a party or is threatened to be made a party or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer, of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees but excluding amounts paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except as provided in paragraph (b) hereof, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation. The right to indemnification conferred in this Section shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition: provided, however, that, if the Delaware General Corporation Law requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Section or otherwise. The Corporation may, by action of its Board of Directors, provide indemnification to employees and agents of the Corporation with the same scope and effect as the foregoing indemnification of directors and officers.

(b)  RIGHT OF CLAIMANT TO BRING SUIT:  If a claim under paragraph (a) of this Section is not paid in full by the Corporation within thirty days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the Delaware General Corporation law for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard or conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard or conduct.

(c) Notwithstanding any limitation to the contrary contained in sub-paragraphs (a) and 8 (b) of this section, the corporation shall, to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any By-law, agreement, vote of stockholders or disinterested Directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(d) INSURANCE:  The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

## ARTICLE XII - AMENDMENTS

Section 1.  These By-Laws may be amended or repealed by the vote of directors.

[END]

**Exhibit 4.1    Form of Common Stock Certificate**

NOT VALID UNLESS COUNTERSIGNED BY TRANSFER AGENT
INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE

CUSIP NO. _____

NUMBER                                                SHARES

# MEDVISION CAPITAL CORPORATION
_____

AUTHORIZED COMMON STOCK: 100,000,000 SHARES
PAR VALUE: $.001

THIS CERTIFIES THAT

IS THE RECORD HOLDER OF

- Shares of MedVision Capital Corporation Common Stock -

transferable on the books of the Corporation in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed. This Certificate is not valid unless countersigned by the Transfer Agent and registered by the Registrar.

WITNESS the facsimile seal of the Corporation and the facsimile signature of its duly authorized officers.

Dated: _____

/s/ Michael Tay
President

MedVision Capital Corporation
Corporate
Seal
Delaware
*****

NOT VALID UNLESS COUNTERSIGNED BY TRANSFER AGENT

Countersigned Registered:
(Transfer Agent)

----------------------------------------

----------------------------------------

----------------------------------------

By ------------------------------------
Authorized Signature

NOTICE: Signature must be guaranteed by a firm, which is a member of a registered national stock exchange, or by a bank (other than a saving bank), or a trust company.

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations.

TEN COM  - as tenants in common          UNIF GIFT MIN ACT .......... Custodian ..........
TEN ENT  - as tenants by the entireties                    (Cust)              (Minor)
JT TEN   - as joint tenants with right
           of survivorship and not as                      Act ...............................
           tenants in common                               (State)

     Additional abbreviations may also be used though not in the above list.

     For value received, _____ hereby sell, assign and transfer unto

PLEASE INSERT SOCIAL SECURITY OR OTHER
IDENTIFYING NUMBER OF ASSIGNEE

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(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS INCLUDING ZIP CODE OF ASSIGNEE)

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of the capital stock represented by the within Certificate, and do hereby irrevocably constitute and appoint
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Attorney to transfer said stock on the books of the within named Corporation with full power of substitution in the premises.

Dated _____

X _____

NOTICE: THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT, OR ANY CHANGE WHATEVER, THE SIGNATURE(S) MUST BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION.

SIGNATURE GUARANTEED:

**Exhibit 23.1   Consent of Independent Accountants**


**CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT**

I hereby consent to the use in the Form 10-SB Registration Statement of my independent auditor's report and financial statements of MedVision Capital Corporation, as of April 30, 2003 and for the period beginning January 3,  2003 (inception) to April 30, 2003, which appears in such Form 10-SB.


/s/ Stan J.H. Lee, CPA
Stan J.H. Lee, CPA
Fort Lee, New Jersey
May 5, 2003